Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of November, 2013	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Maria Rosaria Bonifacio Appointed as Chief HR & Organization Officer

MARIA ROSARIA’S APPOINTMENT IS PART OF THE RENEWAL OF THE MANAGEMENT TEAM REPORTING TO MR PASQUALE NATUZZI, CEO AND PRESIDENT OF THE GROUP

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--November 18, 2013--Natuzzi S.p.A. (NYSE:NTZ) today announced that Mrs Maria Rosaria Bonifacio has been appointed as Chief HR & Organization Officer of the Natuzzi Group. In her new role she will be in charge of effectively developing the Group’s international programs of human resources management.

“I am particular enthusiastic about having the opportunity to join an Italian multinational group as the Natuzzi Group is, that has been the ambassador of the made-in-Italy in the world for decades” commented Maria Rosaria Bonifacio. “The training and professional growth of talents within the Group represents a strategic and fundamental component to strengthen the success of our production. One of my primarily goals will be the development of a corporate culture that makes people’s appreciation a cornerstone for our own business”.

Maria Rosaria Bonifacio, before joining the Natuzzi Group, worked for Ericsson where, from August 2011, she was the Global Director for Outsourcing Processes, driving business transformation processes at worldwide level. She joined Ericsson in 2001. From 2001 through 2008 she was the Chief HR Officer for South-East Europe, Italy included. From 2008 through 2011 she was the Chief HR Officer for the Business Unit Global Services. Previously, Maria Rosaria held several senior roles within the HR function, in national and multinational companies. Maria Rosaria holds a University Degree in Political Science and a Master Degree at Scuola Superiore Enrico Mattei.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of residential upholstered furniture. With consolidated revenues of EUR 468.8 million in 2012, Natuzzi is Italy’s largest furniture manufacturer. The Natuzzi Group exports its innovative high-quality sofas and armchairs in five continents under separate brand names, Natuzzi Italia, Natuzzi Editions (only for the North American market)/Leather Editions and Softaly. Cutting-edge design, superior Italian craftsmanship and advanced, vertically integrated manufacturing operations underpin the Company’s market leadership. Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001.

CONTACT:
NATUZZI INVESTOR RELATIONS
Piero Direnzo; tel. +39.080.8820.812
pdirenzo@natuzzi.com
or
NATUZZI CORPORATE COMMUNICATION
Vito Basile (Press Office); tel. +39.080.8820.676
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	November 18, 2013	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi